TURBOSONIC TECHNOLOGIES REPORTS THIRD QUARTER OPERATING RESULTS

For Immediate Release
Waterloo, Ontario, Canada
May 13, 2011

TURBOSONIC TECHNOLOGIES, INC. (OTC Markets - OTCQB - TSTA), a global provider of clean air technologies, today announced the following operating results for its third quarter ended March 31, 2011:

	Three Months Ended		Nine Months Ended
US Dollars	3/31/11	3/31/10	3/31/11	3/31/10

Total Revenues	$4,031,947	$2,082,509	$8,296,716	$13,099,939
(Loss) before Income Taxes	$(98,327)	$(901,918)	$(1,888,901)	$(1,398,165)
(Recovery of) Income Taxes	$(63,228)	$(397,177)	$(475,651)	$(612,695)
Net (Loss)	$(35,099)	$(504,741)	$(1,413,250)	$(785,470)
Basic (Loss) Per Share	$(0.00)	$(0.03)	$(0.09)	$(0.05)
Weighted Average Number of Shares Outstanding	18,554,112	15,138,054	16,533,873	15,137,005

Our 2011 fiscal year began with a backlog of $3.1 million, compared to $10.2 million for fiscal 2010. New order bookings in the first three quarters of fiscal 2011 totaled $14.3 million, compared to $4.8 million in the first three quarters of fiscal 2010. Our backlog of orders at March 31, 2011 was approximately $9.1 million compared to $1.6 million at March 31, 2010. Revenue increased by 94% to $4.0 million in the three months ended March 31, 2011 over the same period ending March 31, 2010. In these comparable periods, gross profit increased 108% to $1,148,030, leaving us with a loss before taxes of $98,327 for the quarter compared to a loss before taxes of $901,918 in the same period ending March 31, 2010, an improvement of 89%.

Commenting on the Company's results, Edward Spink, TurboSonic CEO, commented, "We have experienced a dramatic increase in orders as compared to last year, primarily from the economic recovery across many geographic areas and diverse industries. New regulations are now also impacting our order bookings and ultimately revenue growth. As Boiler MACT (Maximum Achievable Control Technology) regulations come into law on May 20, 2011, together with existing sulfur dioxide (SO2) (August 2010) and Portland Cement (Nov 2010) regulations, we will see an increasing impact on bookings and revenue based on these regulations.

While regulations play an important role in our return to profitability, we have focused on several new air pollution control products with an economic payback and very competitive advantages to traditional equipment solutions. Foremost among them is Catalytic Gas Treatment (CGT)() technology for formaldehyde reduction, which relies on a return on investment as the primary sales driver. We expect our CGT( technology to contribute to revenue growth in the fourth quarter of the current fiscal year and be a significant product in the future.

www.turbosonic.com

With continuing economic recovery, new product introductions, anticipated regulatory initiatives in the US and the likelihood of the adoption of similar regulations in Europe, we anticipate a sustained demand for our technologies and services for the foreseeable future.”

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products help companies in the Cement and Mineral Processing, Ethanol & Biofuels, Metals & Mining, Petrochemicals, Power Generation, Pulp & Paper, Waste Incineration, and Wood Products industries meet the strictest emissions regulations, improve performance and reduce operating costs.

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see the annual report on Form 10-K and other documents the Company files from time to time with the Securities and Exchange Commission.

TurboSonic Technologies, Inc. (OTC Markets - OTCQB: TSTA - News)

Contact:

Ed Spink, CEO
espink@turbosonic.com
519-885-5513 ext. 214

TurboSonic Inc.	TurboSonic Technologies, Inc.
Canadian Office	US Office	Italian Office
550 Parkside Drive	172 Mine Lake Court, Suite 200	VIA IV Novembre, 92
Waterloo, ON, Canada N2L 5V4	Raleigh, NC, USA 27615	Bollate, Milano, 20021, Italy
Tel: 519-885-5513	Tel: 919-844-0411	Tel: 39-02-38305384
Fax: 519-885-6992	Fax: 919-846-0055	Fax: 39-02-33301943
info@turbosonic.com	info@turbosonic.com	info.eu@turbosonic.com